King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 www.kslaw.com Keith M. Townsend ktownsend@kslaw.com T 404.572.3517 F 212.556.2222

June 29, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attn:	Irene Barberena-Meissner
Loan Lauren Nguyen

Re:	Riverview Acquisition Corp.
Registration Statement on Form S-1
Filed April 8, 2021
File No. 333-255116

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated April 19, 2021, to Mr. R. Brad Martin, Chairman and Chief Executive Officer of Riverview Acquisition Corp. (“Riverview” or the “Company”) regarding the Registration Statement on Form S‑1 submitted on April 8, 2021 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing an amended Registration Statement (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Amendment No. 1 to Registration Statement on Form S‑1

Risk Factors, page 61
1.
We note your response to our prior comment 3 and reissue the comment in part. We note your disclosure here and on page 125 that the exclusive forum provision in your amended and restated certificate of incorporation could apply to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose whether you intend for your exclusive forum provision to apply to actions arising under the Securities Act. In addition, please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states clearly whether this provision will apply to actions arising under the Securities Act or Exchange Act.

June 29, 2021
Page Two

The Company has revised the disclosure on pages 63 and 125 of the Registration Statement in response to the Staff’s comment. The Company’s amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in the Company’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock shall be deemed to have notice of and consented to the forum provisions in the Company’s amended and restated certificate of incorporation.

The forum selection provision is intended to apply “to the fullest extent permitted by applicable law” to the above-specified types of actions and proceedings, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the above-specified claims and federal securities claims. However, application of the forum selection provision may in some instances be limited by applicable law. Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that the district courts of the United States shall have exclusive jurisdiction of violations of the Exchange Act or the rules and regulations thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. As a result, the forum selection provision will not apply to actions arising under the Exchange Act or the rules and regulations thereunder. In addition, the Company’s amended and restated certificate of incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and the Company’s stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Exhibits
2.
We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be the exclusive forum” for any such action, proceeding or claim. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

In response to the Staff’s comment, the Company has revised the Warrant Agreement and has added a risk factor on page 56 of the Registration Statement and disclosure on page 123 of the Registration Statement regarding the exclusive form of the Warrant Agreement.

June 29, 2021
Page Three

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 or myself at (404) 572-3517 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ King & Spalding LLP

King & Spalding LLP

Keith M. Townsend
Partner